UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For JANUARY 09TH 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated January 09th 2003  -  Holding(s) in Company




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


BUNZL PLC



2. Name of shareholder having a major interest


DEUTSCHE BANK A.G.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTERED HOLDERS                                                NO. OF SHARES

HELD AS PRINCIPAL

DEUTSCHE BANK AG LONDON                                           1,880,042

DEUTSCHE BANK SECURITIES INC                                         49,795

HELD IN CLIENT PORTFOLIOS

MORGAN NOMINEES LTD                                              21,870,743

MORGAN NOMINEES LTD A/C CHY                                          90,117

MORGAN NOMINEES LTD A/C CSL                                          92,494

MORGAN NOMINEES LTD A/C DGR                                         257,900

MORGAN NOMINEES LTD A/C ENF                                         209,300

MORGAN NOMINEES LTD A/C LAM                                         242,800

MORGAN NOMINEES LTD A/C MER                                          66,300

MORGAN NOMINEES LTD A/C NG                                           57,950

MORGAN NOMINEES LTD A/C SAM                                          46,200

MORGAN NOMINEES LTD A/C SL                                          282,332

BANK OF NEW YORK NOMINEES                                         1,894,398

BRITISH OVERSEAS BANK NOMINEES LTD A/C 7020                         110,830

CHASE NOMINEES                                                    8,909,711

CHASE NOMINEES A/C 14186                                            145,474

CLYDESDALE BANK CUSTODIAN NOMINEES                                   93,290

DEUTSCHE ASSET MANAGEMENT FRANKFURT                                  30,902

DEUTSCHE BANK TRUST COMPANY AMERICAS                                469,740

DEUTSCHE TRUST BANK JAPAN                                           557,800

HSBC GLOBAL CUSTODY NOMINEES (UK) LTD                             1,010,502

LOTHIAN REGIONAL COUNCIL                                            702,722

NORTRUST NOMINEES LTD                                             7,596,636

PERRY NOMINEES                                                      134,000

STATE STREET NOMINEES                                             6,072,911

SCUDDER INVESTMENT MANAGEMENT*                                       13,595

VIDACOS NOMINEES                                                    194,700

                                                                 __________
TOTAL                                                            53,083,184

                                                                 ==========

* THE OVERSEAS HOLDINGS OF SCUDDER INVESTMENT MANAGEMENT HAVE BEEN ACQUIRED BY DEUTSCHE BANK AG. THESE HOLDINGS WILL BE REDESIGNATED INTO NOMINEE COMPANIES IN THE NEAR FUTURE.


5. Number of shares / amount of stock acquired


4,142,847 SINCE LAST NOTIFICATION



6. Percentage of issued class


0.886%



7. Number of shares / amount of stock disposed


N/A



8. Percentage of issued class


N/A



9. Class of security


ORDINARY SHARES OF 25P



10. Date of transaction


8 JANUARY 2003



11. Date company informed


9 JANUARY 2003



12. Total holding following this notification


53,083,184



13. Total percentage holding of issued class following this notification


11.38%



14. Any additional information


N/A



15. Name of contact and telephone number for queries


MRS C MEYER - 020 7495 4950



16. Name and signature of authorised company official responsible for making this notification


MR P N HUSSEY, COMPANY SECRETARY



Date of notification


9 JANUARY 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  January 09th 2003                      By:__/s/ Anthony Habgood__

                                              Title:   Chairman